UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission file number 1-18378

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Hourly Employees’ Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS
174 AVENUE DE FRANCE
Paris, France 75013

sanofi-aventis Hourly Employees’ Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2006 and 2005

sanofi-aventis Hourly Employees Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31
	2006	2005
Assets
Investment at fair value
Investment in Master Trust	$550,740	$509,537
Mutual funds	1,775,822	1,996,553
Participant loans	23,691	37,185
Total assets	2,350,253	2,543,275

Liabilities
Accrued expenses	67	325
Net assets available for benefits, at fair value	2,350,186	2,542,950

Adjustment from fair value to contract value for fully	32,131	53,449
Net assets available for benefits	$2,382,317	$2,596,399

See accompanying notes to financial statements.

sanofi-aventis Hourly Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Contributions
Employee	$68,942
Employer	24,939
Investment Income
Interest and dividends	61,232
Net appreciation in the fair value of investments (Note 3)	166,316
Net appreciation in the fair value of investments in Master Trust (Note 4)	25,753
Total additions	347,182

Deductions
Distributions	560,112

Fees and expenses	655
Transfers from other plans	398
Total deductions	561,164
Decrease in net assets available for benefits	(213,982)

Net assets available for benefits at beginning of year	2,596,299
Net assets available for benefits at end of year	$2,382,317

See accompanying notes to financial statements.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan

The following description of the sanofi-aventis Hourly Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which is available from the Plan Administrator, for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 1994.  The Plan is a defined contribution plan offered to eligible employees of Sanofi-Aventis U.S. LLC (the “Company”) and its affiliates that have elected to become participating employers. Eligible employees include certain hourly employees who work at least 30 hours per week, are at least 21 years old and complete 3 months of service in an eligibility computation period (subject to Plan provisions).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico Inc. (subsequently known as Aventis Pharma Puerto Rico Inc.) and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“Master Trust”) to serve as a funding vehicle for certain commingled assets of the sanofi-aventis U.S. Savings Plan, formerly Aventis Pharmaceuticals Savings Plan, and the sanofi-aventis Puerto Rico Savings Plan, formerly the Aventis Pharmaceuticals Puerto Rico Savings Plan.  The Sanofi-Synthalabo Group Savings and Investment Plan was merged into and became a part of the sanofi-aventis U.S. Savings Plan and the Master Trust was amended to recognize that the sanofi-aventis Hourly Employees’ Savings Plan, formerly Sanofi-Synthelabo Inc Hourly Employees’ Savings Plan (Des Plaines), became a participating plan under the Trust Agreement, effective December 16, 2005. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of other plans participating in the Master Trust. None of plans participating in the Master Trust have any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

Contributions

Plan participants may contribute from 1% to 16% of eligible compensation on a pre-tax basis, after-tax basis, or a combination of both.  Pre-tax contributions are subject to the maximum allowed by the Internal Revenue Code ($15,000 for 2006; $20,000 if the employee attained age

50). The first 6% of contributions are designated as “basic contributions,” and additional contributions up to a maximum of 10% are designated as “voluntary contributions.” Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company matches an amount equal to $.50 for each $1.00 of basic contributions made by the employee. The Company does not match any participant’s voluntary contributions. Plan participants may elect to have certain contributions invested in sanofi-aventis ADR Fund.

Vesting

Participants are immediately vested in their basic and voluntary contributions plus earnings thereon.  Participants vest in the employer matching contribution and optional employer contributions after two years of participation in the Plan at a rate of 50% per year and are 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their non-vested account balances.  All forfeitures are used to reduce Company contributions to the Plan.  Forfeitures in 2006 were not material.

Payment of Benefits

Participants’ vested account balances are payable on retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of disability, death or termination of employment.

Withdrawal and Loans

Limited withdrawals and loans during employment are permitted under certain conditions provided for in the Plan. Participants who have a total vested account balance in the Plan of at least $2,000 may request a loan up to one-half of the participants’ vested account, not to exceed a maximum of $50,000. Loans may generally not exceed five years, but loans related to acquiring a principal residence may not exceed ten years. The interest rates on loans outstanding at December 31, 2006 ranged from 5.25% to 10.50%. All loans are repaid through automatic payroll deductions. Participants may request a distribution upon experiencing a financial hardship.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter or terminate the Plan at any time. In the event of the Plan’s termination, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code of 1986, as amended.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trust are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4).  The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is zero at December 31, 2006 and 2005.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.67 % and 4.48% and the average yield was 3.69% and 3.98% during 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plan’s interest in the GICs within the Master Trust was approximately 0.19% and 0.52%, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Plan’s financial statements. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Administrative Expenses

Certain legal fees, accounting fees and administrative expenses of the Plan are paid by the Company. Certain investment management fees are paid by the Plan.

5. Investments

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for participating plans.  All of the participating plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by T. Rowe Price Bank as trustee of the Master Trust.  At December 31, 2006 the Plan’s interest in the Master Trust was approximately 0.5%.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2006 and 2005:

	As of December 31
	2006	2005
Investments at fair value:
Cash and cash equivalents	$833,052	$1,183,933
Mutual funds	11,886,108	25,834,658
Company stock	98,282,173	95,769,750
Guaranteed insurance contracts	278,327,221	279,362,878
Total assets	389,328,554	402,151,219

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,168,147	3,817,133
	$393,496,700	$405,968,352

The following table presents the investment income for the Master Trust for the year ended December 31, 2006 and 2005:

	2006	2005
Dividends	$1,665,623	$1,213,954
Interests	13,209,546	13,019,591
Net appreciation in fair value of Common Stock and Mutual Funds	4,716,734	8,065,852
	$19,591,903	$22,299,397

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

	December 31
	2006	2005
Sanofi-Aventis Stable Value Fund	$582,872	$506,585
T. Rowe Price Retirement 2005 Fund	N/A	162,835
T. Rowe Price Retirement 2010 Fund	658,372	713,506
T. Rowe Price Retirement 2015 Fund	134,336	228,562
T. Rowe Price Retirement 2020 Fund	371,766	364,356
T. Rowe Price Retirement 2025 Fund	170,910	129,701
T. Rowe Price Retirement 2030 Fund	137,910	N/A
T. Rowe Price Retirement 2035 Fund	117,024	N/A

6. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.  Subsequent Events

Effective January 1, 2006 the Sanofi-Synthelabo Inc. Hourly Employees’ Savings Plan was renamed the sanofi-aventis Hourly Employees’ Savings Plan.

Supplemental Schedule

sanofi-aventis Hourly Employees’ Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment	(d) Cost	(e) Current Value
	Mutual funds
*	AF Growth of America	Mutual fund 23 shares	**	$ 766
*	Retirement 2005	Mutual fund 7,890 shares	**	91,601
*	Retirement 2010	Mutual fund 41,485 shares	**	658,374
*	Retirement 2015	Mutual fund 10,860 shares	**	134,336
*	Retirement 2020	Mutual fund 21,427 shares	**	371,766
*	Retirement 2025	Mutual fund 13,252 shares	**	170,424
	Retirement 2030	Mutual fund 7,419 shares	**	137,910
*	Retirement 2035	Mutual fund 8,886 shares	**	117,024
*	Retirement 2040	Mutual fund 86 shares	**	1,615
*	Retirement Income Fund	Mutual fund 6,701 shares	**	87,990
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 94 shares	**	3,205
*	Vanguard Windsor II Admiral	Mutual fund 13 shares	**	811

	Total Mutual Funds			$1,775,822
	Loans
*	Participant loans	Participant loans interest rates ranging from 5.25% to 10.5%	**	$ 23,691

*                    Party-in-interest.

**             As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of sanofi-aventis, the Plan Administrator of the sanofi-aventis Hourly Employees’ Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANOFI-AVENTIS HOURLY EMPLOYEES’ SAVINGS PLAN
Date: August 13, 2007

/s/ Elizabeth Donnelly
Elizabeth Donnelly, for the Pension Committee,
Plan Administrator